Exhibit (a)(5)

February 27, 2007

To Our Stockholders:

We are pleased to inform you that Wild Oats Markets, Inc. (“Wild Oats”) has entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Whole Foods Market, Inc. (“Whole Foods”) and WFMI Merger Co., a wholly owned subsidiary of Whole Foods (“Merger Sub”).

Pursuant to the Merger Agreement, Merger Sub has commenced a cash tender offer for all of the outstanding shares of Wild Oats at a cash purchase price of $18.50 per share. Accompanying this letter is (i) a copy of Wild Oats’ Solicitation/Recommendation Statement on Schedule 14D-9, (ii) Merger Sub’s Offer to Purchase, dated February 27, 2007, which sets forth the terms and conditions of the tender offer, and (iii) a Letter of Transmittal containing instructions as to how to tender your shares into the tender offer. We urge you to read the enclosed materials carefully. The tender offer is scheduled to expire at 12:00 midnight, New York City time, on March 27, 2007.

If successful, the tender offer will be followed by the merger of Merger Sub into Wild Oats. In this merger, all non-tendered shares of common stock will be converted into the right to receive the same cash payment as in the tender offer, which is $18.50 net per share in cash, without interest.

The Board of Directors of Wild Oats has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger, are advisable, fair to and in the best interests of Wild Oats’ stockholders and approved the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger, on the terms and subject to the conditions set forth therein. ACCORDINGLY, THE BOARD OF DIRECTORS OF WILD OATS UNANIMOUSLY RECOMMENDS THAT WILD OATS STOCKHOLDERS ACCEPT THE OFFER, TENDER THEIR SHARES TO MERGER SUB PURSUANT TO THE OFFER AND, IF REQUIRED BY DELAWARE LAW, VOTE THEIR SHARES IN FAVOR OF THE ADOPTION OF THE MERGER AGREEMENT IN ACCORDANCE WITH THE APPLICABLE PROVISIONS OF DELAWARE LAW.

In arriving at its recommendations, Wild Oats’ Board of Directors gave careful consideration to a number of factors as described in the enclosed Schedule 14D-9 that Wild Oats has filed with the Securities and Exchange Commission. These factors include the opinion of Citigroup Global Markets Inc. (“Citigroup”), the financial advisor retained by the Board of Directors of Wild Oats, to the effect that the cash consideration to be received by the stockholders in the tender offer and the merger is fair, from a financial point of view, to such stockholders. The full text of the Citigroup opinion is attached as Annex A to the Schedule 14D-9.

The management and directors of Wild Oats thank you for the support you have given Wild Oats and encourage you to tender your shares in the manner described in the materials accompanying this letter.

Very truly yours,

Gregory Mays
Chairman of the Board of Directors